Costamare Inc. Announces Pricing of its Public Offering of Common Stock

ATHENS, GREECE – October 16, 2012 — Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that its offering of 7,000,000 shares of its common stock was priced at $14.00 per share. The gross proceeds from the offering before the underwriting discount and other offering expenses are expected to be $98,000,000. Members of the Konstantakopoulos family, who in the aggregate own a majority of the common stock of the Company, have agreed to purchase 700,000 shares in the offering. The Company has also granted the underwriters a 30-day option to purchase up to an additional 1,050,000 shares of its common stock.

The Company plans to use the net proceeds of the offering for capital expenditures, including vessel acquisitions, and for other general corporate purposes, which may include repayments of indebtedness.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as joint book-running managers of the offering, which is being made under an effective shelf registration statement.

The offering is expected to close on or about October 19, 2012.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement and accompanying base prospectus relating to the offering has been filed with the Securities and Exchange Commission (“SEC”) and is available at the SEC’s website at http://www.sec.gov. When available, the final prospectus supplement and accompanying base prospectus relating to the offering may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, email: prospectus@morganstanley.com, or Goldman, Sachs & Co., 200 West Street, New York, NY 10282, telephone: (866) 471-2526 or email: prospectus-ny@ny.email.gs.com.

This release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 37 years of history in the international shipping industry and a fleet of 57 containerships, with a total capacity of approximately 329,000 TEU, including 10 newbuilds on order. The Company’s common shares trade on the New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development / Investor Relations
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com